UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CHURCHILL CAPITAL CORP II

(Name of Issuer)

UNITS

(Title of Class of Securities)

17143G205

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17143G205

1	Names of Reporting Persons MAGNETAR FINANCIAL LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.25%

12	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 17143G205

1	Names of Reporting Persons MAGNETAR CAPITAL PARTNERS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.25%

12	Type of Reporting Person (See Instructions) HC, PN

CUSIP No. 17143G205

1	Names of Reporting Persons SUPERNOVA MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.25%

12	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 17143G205

1	Names of Reporting Persons ALEC N. LITOWITZ

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.25%

12	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer. Churchill Capital Corp. II (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 640 Fifth Avenue, 12th Floor New York, NY 10019

Item 2(a)

Name of Person Filing.
This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):
i)         Magnetar Financial LLC (“Magnetar Financial”);
ii)        Magnetar Capital Partners LP (Magnetar Capital Partners”);
iii)       Supernova Management LLC (“Supernova Management”); and
iv)       Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the Units (as defined herein) held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Constellation Fund II, Ltd (“Constellation Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), and  Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), all Cayman Islands exempted companies except for Structured Credit Fund which is a Delaware limited partnership , collectively (the “Magnetar Funds”).   Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Units held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)

Address of Principal Business Office.
The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)

Place of Organization.
i)         Magnetar Financial is a Delaware limited liability company;
ii)        Magnetar Capital Partners is a Delaware limited partnership;
iii)       Supernova Management is a Delaware limited liability company; and
iv)       Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities. Units
Item 2(e)	CUSIP Number. 17143G205

Item 3	Reporting Person. (e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E) (g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)

Amount beneficially owned:

As of December 31, 2019, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 5,000,000 Units.  The amount consists of (A) 2,344,945 Units held for the account of Constellation Master Fund; (B) 791,774 Units held for the account of Xing He Master Fund; (C) 668,296 Units held for the account of Constellation Fund; (D) 536,806 Units held for the account of SC Fund; and (E) 658,179 Units held of the account of Structured Credit Fund.  The Units held by the Magnetar Funds represent approximately 7.25% of the total number of Units outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).

Item 4(b)

Percent of class:

(i) As of December 31, 2019, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 7.25% of the total number of units outstanding (based upon the information provided by the Issuer in its Form 10-Q filed with the SEC on November 13, 2019, there were approximately 69,000,000 Units outstanding as of November 8, 2019).

Item4(c)	Number of shares of which such person has: Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,000,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 5,000,000

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020	MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 13, 2020	MAGNETAR CAPITAL PARTNERS LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC

Date: February 13, 2020	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

Date: February 13, 2020	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Units of Churchill Capital Corp. II dated as of December 31, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2020	MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 13, 2020	MAGNETAR CAPITAL PARTNERS LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC

Date: February 13, 2020	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

Date: February 13, 2020	/s/ Alec N. Litowitz
Alec N. Litowitz